EXHIBIT 21.1
infoUSA INC. AND SUBSIDIARIES
SUBSIDIARIES AND STATE OF INCORPORATION

Appwest Communications, Inc.	Canada
BJ Hunter Information, Inc.	Canada
City Directories, Inc.	Delaware
Donnelley Marketing, Inc.	Delaware
Edith Roman Holdings, Inc.	Delaware
Hill-Donnelly Corporation	Delaware
infoUSA Marketing, Inc.	Delaware
Macro International, Inc.	Delaware
Millard Group, Inc.	New Hampshire
Mokrynski & Associates, Inc.	Delaware
ORC International Holdings, Inc.	Cayman Islands
O.R.C. International Ltd.	United Kingdom
ORC European Information Centre Ltd.	United Kingdom
ORC Holdings, Ltd.	United Kingdom
ORC Telecomunications Ltd.	Maryland
Online Access Solutions, Inc.	Canada
OneSource Information Services, Inc.	Delaware
OneSource Information Services, Ltd.	United Kingdom
Opinion Research Corporation	Delaware
Storefront Images USA, Inc.	Delaware
System Access Solutions Ltd.	Canada
TGMVC Corporation	Delaware
Walter Karl, Inc.	New York
Yesmail, Inc.	Delaware